SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Transocean Inc.
(Name of Subject Company (issuer))
Transocean Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person)
1.5% Convertible Debentures Due May 15, 2021
(Title of Class of Securities)
893830 AD1
(CUSIP Number of Class of Securities)
Eric B. Brown, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Transocean Inc.
4 Greenway Plaza
Houston, Texas 77046
(713) 232-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Gene J. Oshman, Esq.
John D. Geddes, Esq.
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$400,000,000	$42,800

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The repurchase price of the 1.5% Convertible Debentures Due May 15, 2021, as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 17, 2006 there was $400,000,000 aggregate principal amount outstanding, resulting in an aggregate repurchase price of $400,000,000.

**	The amount of the filing fee equals $107.00 per $1 million of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEMS 1 through 9
ITEM 10. Financial Statements
ITEM 11. Additional Information
ITEM 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX TO EXHIBITS
Company Notice to Holders of Transocean Inc. 1.5% Convertible Debentures
Form of Repurchase Notice
Form of Notice of Withdrawal
Substitute form W-9
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
Company Press Release dated April 17, 2006

     This Tender Offer Statement on Schedule TO is filed by Transocean Inc., a Cayman Islands exempted company (“Transocean”), and relates to Transocean’s offer to repurchase the 1.5% Convertible Debentures due May 15, 2021 that were issued by Transocean (the “Debentures”), upon the terms and conditions set forth in the Indenture (as defined below), the Company Notice dated April 17, 2006 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to this Schedule TO (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option Materials”).
     The Debentures were issued pursuant to the Indenture dated as of April 15, 1997 between Transocean (formerly named Transocean Sedco Forex Inc.) and The Bank of New York Trust Company, N.A. (as successor trustee to Chase Bank of Texas, National Association), as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture thereto dated as of April 15, 1997, the Second Supplemental Indenture thereto dated as of May 14, 1999, the Third Supplemental Indenture thereto dated as of May 24, 2000 and the Fourth Supplemental Indenture thereto dated May 11, 2001 (as so amended and supplemented, the “Indenture”). The Debentures are convertible into Transocean’s ordinary shares, par value $.01 per share (“Ordinary Shares”).
     The right of holders to surrender their Debentures for repurchase by Transocean (which we refer to as the “Option”) will expire at 5:00 p.m., New York City time, on May 15, 2006. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
ITEMS 1 through 9.
     Transocean is the issuer of the Debentures, and Transocean is offering to purchase for cash all of the Debentures if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Debentures and the Option Materials. The Debentures are convertible into Ordinary Shares. Transocean maintains its principal executive offices at 4 Greenway Plaza, Houston, Texas 77046. Transocean’s telephone number at that address is (713) 232-7500. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO.
ITEM 10. Financial Statements.
Transocean believes that its financial condition is not material to a holder’s decision whether to put the Debentures to Transocean because (1) the consideration being paid to holders surrendering Debentures consists solely of cash, (2) the Option is not subject to any financing conditions, (3) the Option applies to all outstanding Debentures and (4) Transocean is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of Transocean and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
ITEM 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b)	Other Material Information. Not applicable.
ITEM 12. Exhibits.

(a)(1)(A)	—	Company Notice to Holders of Transocean Inc. 1.5% Convertible Debentures due May 15, 2021, dated April 17, 2006.
(a)(1)(B)	—	Form of Repurchase Notice.
(a)(1)(C)	—	Form of Notice of Withdrawal.
(a)(1)(D)	—	Substitute Form W-9.
(a)(1)(E)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	—	Company Press Release dated April 17, 2006.
(b)	—	Not applicable.

(d)(1)	—	Indenture, dated as of April 15, 1997, between Transocean Inc. (formerly named Transocean Sedco Forex Inc.) and The Bank of New York Trust Company, N.A. (as successor trustee to Chase Bank of Texas, National Association), as trustee (incorporated by reference to Exhibit 4.1 to Transocean’s Current Report on Form 8-K dated April 29, 1997).
(d)(2)	—	First Supplemental Indenture, dated as of April 15, 1997, between Transocean and the Trustee (incorporated by reference to Exhibit 4.2 to Transocean’s Current Report on Form 8-K dated April 29, 1997).
(d)(3)	—	Second Supplemental Indenture, dated as of May 14, 1999, between Transocean and the Trustee (incorporated by reference to Exhibit 4.5 to Transocean’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-59001-99)).
(d)(4)	—	Third Supplemental Indenture, dated as of May 24, 2000, between Transocean and the Trustee (incorporated by reference to Exhibit 4.1 to Transocean’s Current Report on Form 8-K dated May 24, 2000).
(d)(5)	—	Fourth Supplemental Indenture dated as of May 11, 2001 between Transocean and the Trustee (incorporated by reference to Exhibit 4.1 to Transocean’s Current Report on Form 8-K dated May 11, 2001).
(g)	—	Not applicable.
(h)	—	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 17, 2006

TRANSOCEAN INC.
By:	/s/ Gregory L. Cauthen
Gregory L. Cauthen
Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

(a)(1)(A)	—	Company Notice to Holders of Transocean Inc. 1.5% Convertible Debentures due May 15, 2021, dated April 17, 2006.
(a)(1)(B)	—	Form of Repurchase Notice.
(a)(1)(C)	—	Form of Notice of Withdrawal.
(a)(1)(D)	—	Substitute Form W-9.
(a)(1)(E)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	—	Company Press Release dated April 17, 2006.
(b)	—	Not applicable.
(d)(1)	—	Indenture, dated as of April 15, 1997, between Transocean Inc. (formerly named Transocean Sedco Forex Inc.) and The Bank of New York Trust Company, N.A. (as successor trustee to Chase Bank of Texas, National Association), as trustee (incorporated by reference to Exhibit 4.1 to Transocean’s Current Report on Form 8-K dated April 29, 1997).
(d)(2)	—	First Supplemental Indenture, dated as of April 15, 1997, between Transocean and the Trustee (incorporated by reference to Exhibit 4.2 to Transocean’s Current Report on Form 8-K dated April 29, 1997).
(d)(3)	—	Second Supplemental Indenture, dated as of May 14, 1999, between Transocean and the Trustee (incorporated by reference to Exhibit 4.5 to Transocean’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-59001-99)).
(d)(4)	—	Third Supplemental Indenture, dated as of May 24, 2000, between Transocean and the Trustee (incorporated by reference to Exhibit 4.1 to Transocean’s Current Report on Form 8-K dated May 24, 2000).
(d)(5)	—	Fourth Supplemental Indenture dated as of May 11, 2001 between Transocean and the Trustee (incorporated by reference to Exhibit 4.1 to Transocean’s Current Report on Form 8-K dated May 11, 2001).
(g)	—	Not applicable.
(h)	—	Not applicable.

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